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October 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Altegris KKR Commitments Master Fund
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Altegris KKR Commitments Master Fund (the “Fund”), electronically transmitted for filing is a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for a special meeting of the Fund’s shareholders (the “Meeting”).

At the Meeting, shareholders of the Fund will be asked to approve: (i) a new investment advisory agreement between the Fund and iCapital Registered Fund Adviser LLC, the Fund’s proposed investment adviser (“iCapital”), (ii) a new investment sub-advisory agreement between iCapital and StepStone Group LP, the Fund’s current investment sub-adviser (“StepStone”), (iii) the election of one Trustee to the Fund’s Board of Trustees, and (iv) a “manager of managers” structure for the Fund that would permit iCapital to hire and replace sub-advisers and modify sub-advisory agreements without shareholder approval, in reliance on any future exemptive order applicable to the Fund or any other future rule.

No fee is required in connection with this filing. Should you have any questions or comments, please contact the undersigned at 212-698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz